UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
24 April 2024
Commission File number 001-35079
LLOYDS BANK plc
(Translation of registrant’s name into English)
25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.
This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-265452-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Bank plc together with its subsidiaries (the Lloyds Bank Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Lloyds Bank Group’s or its directors’ and/or management’s beliefs and expectations, are forward-looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Lloyds Bank Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Lloyds Bank Group’s future financial performance; the level and extent of future impairments and write-downs; the Lloyds Bank Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Lloyds Bank Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments; changes in client and consumer behaviour and demand; exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Lloyds Bank Group’s or Lloyds Banking Group plc’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Lloyds Bank Group’s securities; tightening of monetary policy in jurisdictions in which the Lloyds Bank Group operates; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; longevity risks affecting defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Lloyds Bank Group; risks associated with the Lloyds Bank Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Lloyds Bank Group or Lloyds Banking Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Lloyds Bank Group’s or the Lloyds Banking Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; and assumptions and estimates that form the basis of the Lloyds Bank Group’s financial statements. A number of these influences and factors are beyond the Lloyds Bank Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Bank plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Bank plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Bank plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Lloyds Bank Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.
EXPLANATORY NOTE
This report on Form 6-K contains the interim report of Lloyds Bank plc, which includes the unaudited consolidated interim results for the three months ended 31 March 2024 and is being incorporated by reference into the Registration Statement with File No. 333-265452-01.

FINANCIAL REVIEW
Income statement
Lloyds Bank plc together with its subsidiaries’ (the Group) statutory profit before tax for the first three months of 2024 was £1,587 million, 23 per cent lower than the same period in 2023. This was due to lower net interest income and higher operating expenses, partly offset by a lower impairment charge. Profit for the period was £1,159 million (three months ended 31 March 2023: £1,513 million).
Total income for the first three months was £4,385 million, a decrease of 5 per cent on 2023, primarily reflecting lower net interest income in the quarter.
Net interest income of £3,127 million was down 12 per cent from the same period in 2023, primarily driven by a lower net interest income margin. The lower margin reflects expected headwinds due to deposit churn and asset margin compression, particularly in the mortgage book as it refinances in a lower margin environment. These factors were partially offset by benefits from higher structural hedge earnings in the higher rate environment. Average interest-earning banking assets were lower compared to the first three months of 2023, significantly due to a modest reduction in the mortgage book and continued repayments of government-backed lending in the Small and Medium Businesses portfolio.
Other income was £171 million higher at £1,258 million in the three months ended 31 March 2024 compared to £1,087 million in the same period last year, driven by improved UK Motor Finance performance including growth from the acquisition of Tusker.
Total operating expenses of £2,728 million were 18 per cent higher than the same period in 2023. This includes expected elevated severance charges taken early in the year and a new sector-wide Bank of England levy, replacing the former charging structure. This annual levy of c.£0.1 billion was charged through operating expenses in the first quarter and will have a broadly neutral impact on profit in 2024, with an offsetting benefit recognised in net interest income over the course of the year. The Group continues to maintain cost discipline and delivery of cost efficiencies, in the context of inflationary pressures and ongoing strategic investment. Operating lease depreciation of £290 million increased compared to the prior year (three months to 31 March 2023: £140 million). This reflects a full quarter of depreciation from Tusker, alongside growth in the fleet size and declines in used car prices.
The Group recognised remediation costs of £20 million in the first three months (three months ended 31 March 2023: £17 million), in relation to pre-existing programmes. There have been no further charges relating to the potential impact of the FCA review into historical motor finance commission arrangements, with the FCA having indicated it will update in September.
Impairment was a charge of £70 million (three months ended 31 March 2023: £246 million). This reflects a larger credit from improvements to the Group’s economic outlook in the first quarter compared to the prior year. The decrease also includes a release in Commercial Banking from loss rates used in the model, while observing a low charge on new and existing Stage 3 clients. Asset quality remains strong with credit performance across portfolios stable in the quarter and remaining broadly at, or favourable to pre-pandemic experience.
The Group recognised a tax expense of £428 million in the period compared to £555 million in the first three months of 2023 driven by lower profit in the period.

FINANCIAL REVIEW (continued)
Balance sheet
Total assets were £632 million higher at £606,037 million at 31 March 2024 compared to £605,405 million at 31 December 2023. Cash and balances at central banks reduced by £4,883 million to £53,026 reflecting a change in the mix of liquidity holdings. Financial assets at amortised cost were £5,396 million higher at £493,467 million compared to £488,071 million at 31 December 2023 with reverse repurchase agreements £6,849 million higher, offset by a reduction in loans and advances to customers of £1,046 million to £432,078 million. The decrease in loans and advances to customers represented a £1.6 billion reduction in the UK mortgages portfolio following the expected refinancing of the higher maturities in the fourth quarter of 2023, as well as a £0.8 billion reduction in Small and Medium Business lending, including repayments of government-backed lending. This was partly offset by growth in UK Retail unsecured loans of £0.7 billion, due to organic balance growth and lower repayments following a securitisation in the fourth quarter of 2023, alongside growth in UK Motor Finance and credit cards.
Total liabilities were £541 million higher at £565,515 million compared to £564,974 million at 31 December 2023. Customer deposits stood at £440,021 million at the end of the first quarter, a decrease of £1,932 million. Retail deposits were up £1.3 billion in the quarter with a combined increase of £0.9 billion across Retail savings and Wealth, driven by inflows to limited withdrawal and fixed products and a £0.4 billion increase in current account balances, benefiting from seasonally lower spend and bank holiday timing impacts (with the latter expected to reverse in the second quarter). This was partly offset by seasonal tax payments and outflows to savings products, including the Group’s own savings offers. Growth in Retail was more than offset by a reduction in Commercial Banking deposits of £3.1 billion, largely due to Small and Medium Businesses balance reductions. Offsetting this reduction, amounts due to fellow Lloyds Banking Group undertakings increased £930 million, debt securities in issue increased £1,649 million following issuances during the quarter and other liabilities increased £770 million driven by increased amounts due for settlement as a result of the bank holiday weekend.
Total equity increased from £40,431 million at 31 December 2023 to £40,522 million at 31 March 2024, as a result of profit for the period partly offset by increased longer-term rates impacting the cash flow hedging reserve and pension surplus, along with the dividend paid in the quarter.
Capital
The Group’s common equity tier 1 (CET1) capital ratio reduced from 14.4 per cent at 31 December 2023 to 14.2 per cent at 31 March 2024. Profit for the first three months of the year was offset by the accrual for foreseeable ordinary dividends and an increase in risk-weighted assets.
The Group’s total capital ratio reduced from 20.5 per cent at 31 December 2023 to 20.1 per cent at 31 March 2024 reflecting the increase in risk-weighted assets and the impact of both interest rates and a reduction in eligible provisions on Tier 2 capital.
Risk-weighted assets have increased by £1,744 million during the quarter from £182,560 million at 31 December 2023 to £184,304 million at 31 March 2024. This largely reflected the impact of Retail lending. The impact from credit and model calibrations was minimal.
The Group’s UK leverage ratio reduced from 5.6 per cent at 31 December 2023 to 5.5 per cent at 31 March 2024 reflecting an increase in the leverage exposure measure principally related to increases in securities financing transactions and off-balance sheet items.

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended 31 Mar 2024 £m	Three months ended 31 Mar 2023 £m

Net interest income	3,127	3,542
Other income	1,258	1,087
Total income	4,385	4,629
Operating expenses	(2,728)	(2,315)
Impairment	(70)	(246)
Profit before tax	1,587	2,068
Tax expense	(428)	(555)
Profit for the period	1,159	1,513

Profit attributable to ordinary shareholders	1,069	1,430
Profit attributable to other equity holders	86	78
Profit attributable to equity holders	1,155	1,508
Profit attributable to non-controlling interests	4	5
Profit for the period	1,159	1,513

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 31 Mar 2024 £m	At 31 Dec 2023 £m

Assets
Cash and balances at central banks	53,026	57,909
Financial assets at fair value through profit or loss	1,793	1,862
Derivative financial instruments	2,867	3,165
Loans and advances to banks	8,381	8,810
Loans and advances to customers	432,078	433,124
Reverse repurchase agreements	39,600	32,751
Debt securities	12,818	12,546
Due from fellow Lloyds Banking Group undertakings	590	840
Financial assets at amortised cost	493,467	488,071
Financial assets at fair value through other comprehensive income	26,917	27,337
Other assets	27,967	27,061
Total assets	606,037	605,405

Liabilities
Deposits from banks	3,341	3,557
Customer deposits	440,021	441,953
Repurchase agreements	37,404	37,702
Due to fellow Lloyds Banking Group undertakings	3,862	2,932
Financial liabilities at fair value through profit or loss	5,008	5,255
Derivative financial instruments	4,313	4,307
Debt securities in issue at amortised cost	54,098	52,449
Other liabilities	10,654	9,884
Subordinated liabilities	6,814	6,935
Total liabilities	565,515	564,974

Equity
Share capital	1,574	1,574
Share premium account	600	600
Other reserves	2,176	2,395
Retained profits	31,092	30,786
Ordinary shareholders’ equity	35,442	35,355
Other equity instruments	5,018	5,018
Non-controlling interests	62	58
Total equity	40,522	40,431
Total equity and liabilities	606,037	605,405

ADDITIONAL FINANCIAL INFORMATION
1.    Basis of presentation
This release covers the results of Lloyds Bank plc together with its subsidiaries (the Group) for the three months ended 31 March 2024.
Accounting policies
The accounting policies are consistent with those applied by the Group in its 2023 Annual Report on Form 20-F.
2.    UK economic assumptions
Base case and MES economic assumptions
The Group’s base case scenario is for a slow expansion in GDP and a rise in the unemployment rate alongside modest changes in residential and commercial property prices. Following a reduction in inflationary pressures, UK Bank Rate is expected to be lowered during 2024. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.
The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables as of the first quarter of 2024. Actuals for this period, or restatements of past data, may have since emerged prior to publication. The Group’s approach to generating alternative economic scenarios is set out in detail in note 19 in the Group’s 2023 Annual Report on Form 20-F.
Base case scenario by quarter
Key quarterly assumptions made by the Group in the base case scenario are shown below. Gross domestic product is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

At 31 March 2024	First quarter 2024%	Second quarter 2024%	Third quarter 2024%	Fourth quarter 2024%	First quarter 2025%	Second quarter 2025%	Third quarter 2025%	Fourth quarter 2025%

Gross domestic product	0.3	0.2	0.3	0.3	0.3	0.3	0.4	0.4
Unemployment rate	4.0	4.2	4.4	4.6	4.8	4.8	4.8	4.8
House price growth	1.5	2.1	4.6	1.5	(0.1)	0.1	0.4	0.8
Commercial real estate price growth	(5.4)	(5.3)	(3.3)	(0.5)	0.7	1.1	0.8	0.7
UK Bank Rate	5.25	5.00	4.75	4.50	4.25	4.00	4.00	3.75
CPI inflation	3.3	2.1	1.8	2.4	2.4	2.9	3.0	3.0

ADDITIONAL FINANCIAL INFORMATION (continued)
2.    UK economic assumptions (continued)
Scenarios by year
Key annual assumptions made by the Group are shown below. Gross domestic product and CPI inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. Unemployment rate and UK Bank Rate are averages for the period.

At 31 March 2024	2024%	2025%	2026%	2027%	2028%	2024-2028 average %

Upside
Gross domestic product	1.1	2.0	1.7	1.6	1.6	1.6
Unemployment rate	3.2	3.0	3.0	2.9	2.9	3.0
House price growth	3.7	6.7	6.5	5.3	4.9	5.4
Commercial real estate price growth	6.5	4.8	1.4	2.0	2.2	3.4
UK Bank Rate	5.40	5.44	5.25	5.00	5.07	5.23
CPI inflation	2.3	2.9	2.9	2.8	3.0	2.8

Base case
Gross domestic product	0.4	1.2	1.6	1.7	1.7	1.3
Unemployment rate	4.3	4.8	4.8	4.6	4.6	4.6
House price growth	1.5	0.8	0.9	1.6	2.8	1.5
Commercial real estate price growth	(0.5)	0.7	(0.1)	1.6	2.1	0.7
UK Bank Rate	4.88	4.00	3.50	3.06	3.00	3.69
CPI inflation	2.4	2.8	2.4	2.1	2.2	2.4

Downside
Gross domestic product	(0.8)	(0.4)	1.2	1.7	1.7	0.7
Unemployment rate	5.5	7.4	7.7	7.4	7.2	7.1
House price growth	0.0	(5.2)	(7.0)	(4.8)	(1.5)	(3.7)
Commercial real estate price growth	(8.1)	(5.2)	(2.9)	(1.0)	(0.2)	(3.5)
UK Bank Rate	4.29	2.00	1.03	0.48	0.29	1.62
CPI inflation	2.4	2.7	1.8	1.0	1.0	1.8

Severe downside
Gross domestic product	(1.8)	(1.1)	1.1	1.4	1.5	0.2
Unemployment rate	7.2	10.1	10.3	9.9	9.7	9.4
House price growth	(2.2)	(12.3)	(14.3)	(10.9)	(6.0)	(9.2)
Commercial real estate price growth	(18.0)	(11.7)	(8.5)	(5.0)	(2.4)	(9.3)
UK Bank Rate – modelled	3.46	0.51	0.11	0.02	0.01	0.82
UK Bank Rate – adjusted[1]	6.19	4.56	3.63	3.13	3.00	4.10
CPI inflation – modelled	2.4	2.4	1.0	0.0	(0.1)	1.1
CPI inflation – adjusted[1]	7.5	3.5	1.3	1.0	1.8	3.0

Probability-weighted
Gross domestic product	0.0	0.7	1.5	1.6	1.6	1.1
Unemployment rate	4.6	5.6	5.7	5.5	5.4	5.3
House price growth	1.3	(0.6)	(1.3)	(0.5)	1.2	0.0
Commercial real estate price growth	(2.4)	(1.1)	(1.3)	0.3	1.0	(0.7)
UK Bank Rate – modelled	4.71	3.48	2.94	2.56	2.51	3.24
UK Bank Rate – adjusted[1]	4.99	3.89	3.30	2.88	2.81	3.57
CPI inflation – modelled	2.4	2.8	2.3	1.8	1.9	2.2
CPI inflation – adjusted[1]	2.9	2.9	2.3	1.9	2.1	2.4
1    The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks around the Group’s base case view in an economic environment where supply shocks are the principal concern.

ADDITIONAL FINANCIAL INFORMATION (continued)
3.    Loans and advances to customers and expected credit loss allowance

At 31 March 2024	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers

UK mortgages	260,134	33,301	4,581	7,659	305,675	10.9	1.5
Credit cards	12,729	2,883	308	–	15,920	18.1	1.9
UK unsecured loans and overdrafts	7,667	1,210	195	–	9,072	13.3	2.1
UK Motor Finance	13,897	2,140	118	–	16,155	13.2	0.7
Other	16,178	507	149	–	16,834	3.0	0.9
Retail	310,605	40,041	5,351	7,659	363,656	11.0	1.5
Small and Medium Businesses	27,115	4,087	1,465	–	32,667	12.5	4.5
Corporate and Institutional Banking	36,475	2,710	751	–	39,936	6.8	1.9
Commercial Banking	63,590	6,797	2,216	–	72,603	9.4	3.1
Other[1]	(656)	–	–	–	(656)
Total gross lending	373,539	46,838	7,567	7,659	435,603	10.8	1.7
ECL allowance on drawn balances	(856)	(1,316)	(1,137)	(216)	(3,525)
Net balance sheet carrying value	372,683	45,522	6,430	7,443	432,078

Customer related ECL allowance (drawn and undrawn)

UK mortgages	135	351	353	216	1,055
Credit cards	231	405	144	–	780
UK unsecured loans and overdrafts	161	233	118	–	512
UK Motor Finance[2]	187	95	67	–	349
Other	19	21	46	–	86
Retail	733	1,105	728	216	2,782
Small and Medium Businesses	141	222	170	–	533
Corporate and Institutional Banking	140	134	241	–	515
Commercial Banking	281	356	411	–	1,048
Other	–	–	–	–	–
Total	1,014	1,461	1,139	216	3,830

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[3]

UK mortgages	0.1	1.1	7.7	2.8	0.3
Credit cards	1.8	14.0	46.8	–	4.9
UK unsecured loans and overdrafts	2.1	19.3	60.5	–	5.6
UK Motor Finance	1.3	4.4	56.8	–	2.2
Other	0.1	4.1	30.9	–	0.5
Retail	0.2	2.8	13.6	2.8	0.8
Small and Medium Businesses	0.5	5.4	11.6	–	1.6
Corporate and Institutional Banking	0.4	4.9	32.1	–	1.3
Commercial Banking	0.4	5.2	18.5	–	1.4
Total	0.3	3.1	15.1	2.8	0.9
1    Contains centralised fair value hedge accounting adjustments.
2    UK Motor Finance for Stages 1 and 2 include £188 million relating to provisions against residual values of vehicles subject to finance leasing agreements for Black Horse. These provisions are included within the calculation of coverage ratios.
3    Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers including loans in recoveries.

ADDITIONAL FINANCIAL INFORMATION (continued)
3.    Loans and advances to customers and expected credit loss allowance (continued)

At 31 December 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers

UK mortgages	256,596	38,533	4,337	7,854	307,320	12.5	1.4
Credit cards	12,625	2,908	284	–	15,817	18.4	1.8
UK unsecured loans and overdrafts	7,103	1,187	196	–	8,486	14.0	2.3
UK Motor Finance	13,541	2,027	112	–	15,680	12.9	0.7
Other	15,898	525	144	–	16,567	3.2	0.9
Retail	305,763	45,180	5,073	7,854	363,870	12.4	1.4
Small and Medium Businesses	27,525	4,458	1,530	–	33,513	13.3	4.6
Corporate and Institutional Banking	35,872	3,335	528	–	39,735	8.4	1.3
Commercial Banking	63,397	7,793	2,058	–	73,248	10.6	2.8
Other[1]	(301)	–	–	–	(301)
Total gross lending	368,859	52,973	7,131	7,854	436,817	12.1	1.6
ECL allowance on drawn balances	(885)	(1,462)	(1,133)	(213)	(3,693)
Net balance sheet carrying value	367,974	51,511	5,998	7,641	433,124

Customer related ECL allowance (drawn and undrawn)

UK mortgages	169	376	357	213	1,115
Credit cards	234	446	130	–	810
UK unsecured loans and overdrafts	153	244	118	–	515
UK Motor Finance[2]	188	91	63	–	342
Other	20	21	47	–	88
Retail	764	1,178	715	213	2,870
Small and Medium Businesses	139	231	167	–	537
Corporate and Institutional Banking	135	212	253	–	600
Commercial Banking	274	443	420	–	1,137
Other	–	–	–	–	–
Total	1,038	1,621	1,135	213	4,007

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[3]

UK mortgages	0.1	1.0	8.2	2.7	0.4
Credit cards	1.9	15.3	45.8	–	5.1
UK unsecured loans and overdrafts	2.2	20.6	60.2	–	6.1
UK Motor Finance	1.4	4.5	56.3	–	2.2
Other	0.1	4.0	32.6	–	0.5
Retail	0.2	2.6	14.1	2.7	0.8
Small and Medium Businesses	0.5	5.2	10.9	–	1.6
Corporate and Institutional Banking	0.4	6.4	47.9	–	1.5
Commercial Banking	0.4	5.7	20.4	–	1.6
Total	0.3	3.1	15.9	2.7	0.9
1    Contains centralised fair value hedge accounting adjustments.
2    UK Motor Finance for Stages 1 and 2 include £187 million relating to provisions against residual values of vehicles subject to finance leasing agreements for Black Horse. These provisions are included within the calculation of coverage ratios.
3    Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers including loans in recoveries.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANK plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	24 April 2024